DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

March 28, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Anu Dubey, Esquire

Office of Disclosure and Review

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Ms. Dubey:

This letter is in response to your comments provided via telephone on March 7, 2016, regarding Post-Effective Amendment No. 22 to the Registrant’s registration statement for the Copeland Risk Managed Dividend Growth Fund (the “Domestic Fund”) and Copeland International Risk Managed Dividend Growth Fund (the “International Fund” and collectively with the Domestic Fund, the “Funds”), filed with the Securities and Exchange Commission (“SEC”) on January 28, 2016 and the Registrant’s annual report to shareholders dated November 30, 2015 filed on Form N-CSR on February 8, 2016:

1.	Comment: In the Schedule of Investments, please disclose the class of Federated Treasury Obligations Fund shares held by the Funds in future financial statements.

Response: The Funds will include the requested disclosure in future Schedules of Investments included in the Funds’ financial statements.

2.	Comment: In future annual reports to shareholders, above the Trustees and Officers table, include the disclosure required by Item 27(b)(6) of Form N-1A that the Statement of Additional Information (“SAI”) includes additional information about the Fund’s trustees and is available, without charge, upon request, and a toll free number for shareholders to call to request the SAI.

Response: The Funds will include the requested disclosure in future annual reports to shareholders.

3.	Comment: In the Prospectus Fee and Expense table for each Fund, consider adding a footnote that describes when the 1.00% maximum deferred sales charge for Class A shares applies.

Response: The Registrant will add the suggested footnote to the Fee and Expense table of each Prospectus.

4.	Comment: In the Prospectus Fee and Expense table for each Fund, consider deleting the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions” because none of the classes impose this sales charge.

Response: The Registrant will delete the suggested line item from the Fee and Expense table of each Prospectus.

5.	Comment: The International Fund Prospectus discloses Acquired Fund Fees and Expenses in the Fee and Expense table, however there is no disclosure regarding the International Fund’s ability to invest in other investment companies in the Prospectus. Consider whether investment in other investment companies should be included as a principal investment strategy.

Response:  The Adviser has informed the Registrant that it intends to invest in other investment companies only for temporary defensive purposes and therefore such investments are not part of the International Fund’s principal investment strategy.

6.	Comment: In the summary section of the Prospectus for each Fund, please remove the disclosure regarding the Fund’s temporary defensive investments as the SEC does not view temporary defensive investments as a principal investment strategy.

Response:   The Registrant respectfully declines to remove the disclosure that abnormal markets conditions may lead to an investment of up to 100% of the portfolio in cash and cash equivalents for temporary defensive purposes from the principal investment strategy sections of each prospectus. The Registrant believes that this disclosure in the summary section and in the Item 9 disclosure is important to ensure that investors are aware of the potential for the Fund to have a significant cash position for temporary defensive purposes during times of abnormal market conditions.

7.	Comment: Please confirm that each Fund would invest in excess of 20% in cash and cash equivalents only for temporary defensive purposes so that each Fund will be in compliance with the requirement to invest at least 80% of its net assets in dividend growth stocks under normal circumstances under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the Staff’s guidance thereunder.

Response: The Registrant understands that Rule 35d-1 (“Names Rule”) requirements apply under normal circumstances, and do not apply during temporary defensive periods in response to adverse market, economic, political or other conditions. The Adviser has confirmed that each Fund’s ability to invest up to 100% in cash and cash equivalents is intended to be a temporary defensive strategy. Therefore, Registrant believes that this strategy complies with the requirements of the Names Rule.

8.	Comment: In the Prospectus for the International Fund, please clarify that the Fund will invest at least 40% of its assets in foreign companies or entities.

Response: The Registrant will revise the disclosure as requested.

9.	Comment: With respect to each Fund, if a Fund is currently investing significantly in a particular sector or sectors, please add disclosure regarding that sector and its risks in the principal investment strategy sections of each Prospectus.

Response: Registrant respectfully declines to add the requested disclosure as the level of assets invested in any particular sector changes and any such disclosure is likely to become outdated and require the Fund to frequently supplement its Prospectus at the shareholders’ expense.

10.	Comment: In the Performance section of the Prospectus for each Fund, add that the returns for the Class C and Class I shares will vary to the extent the expenses of each class differ.

Response: The Registrant will revise the disclosure as requested.

11.	Comment: In the last sentence in the Sector Selection Strategy section of each Prospectus, add that the Fund may be invested 100% in cash and cash equivalents for temporary defensive purposes.

Response: Each Fund will revise the sentence as follows: “In times of extreme market weakness, when quantitative signals are negative for all sectors, the Fund may be invested 100% in cash and cash equivalents for temporary defensive purposes.”

12.	Comment: Confirm for each Fund that securities with less than the required minimum number of years of dividend growth (3 years for the International Fund and 5 years for the Domestic Fund) are not included in calculating the 80% of net assets required for purposes of meeting the requirements of the Names Rule.

Response:  The Registrant has confirmed with the Adviser that the Adviser does not include securities with less than the stated minimum number of years’ dividend growth in calculating the 80% of net assets required for purposes of complying with the Names Rule.

13.	Comment: For the Domestic Fund, consider disclosing that the Fund may not invest more than 25% of its assets in Master Limited Partnerships.

Response: The Registrant will add the requested disclosure.

14.	Comment: For the Domestic Fund, please consider adding to the Master Limited Partnerships (“MLP”) risk, the current state of the energy sector (e.g. downward trend in oil and gas prices).

Response: The Registrant will add the following disclosure to the discussions of MLP risks in the Domestic Fund prospectus: “The trending excess worldwide oil and gas reserves and production has, and may further, depress the value of investments in energy related MLPs. This trend is causing producers to curtail production and/or reduce capital spending for exploration activities.

15.	Comment: In the Portfolio Holdings section of each Prospectus, each Fund states that “Shareholders may request portfolio holdings schedules at no charge by calling 1-888-9-COPELAND.” Please confirm supplementally that only publicly available information would be provided to shareholders upon such request.

Response: The Registrant confirms that the only portfolio holdings schedules that are provided to shareholders upon request would be those that are already publicly available either on the Funds’ website or filed with the Securities and Exchange Commission.

16.	Comment: In the “How Shares Are Priced” section of the International Fund Prospectus, add the disclosure required by Instruction 2 to Item 11(a) of Form N-1A that the Fund’s NAV may change when shareholders may not be able to purchase or redeem their shares.

Response: The Registrant will add the requested disclosure.

17.	Comment: In the “How to Purchase Shares” section of each Fund’s Prospectus, in the second paragraph under the Class A sales charge table, include the percentage amount of the deferred sales charge.

Response: The Registrant will revise the disclosure as follows: “However, purchases of $1,000,000 or more of Class A shares may be subject to a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on shares redeemed within the first 18 months after their purchase.”

18.	Comment: In the Financial Highlights section of each Prospectus, include the disclosure required by Item 13(a) that certain information reflects financial results for a single Fund share.

Response: The Registrant will add the requested disclosure.

19.	Comment: In the International Fund SAI, under Principal Investment Strategies-Foreign Securities section, there is a reference to exchange traded funds, however there is no mention of exchange traded funds in the prospectus. Please reconcile.

Response: The Registrant will remove the reference to exchange traded funds from the SAI disclosure.

20.	Comment: Add each Fund’s diversification policy as a fundamental investment restriction in the SAI.

Response: The Registrant will revise the disclosure as requested.

21.	Comment: Please supplementally explain to the Staff the basis for not applying the concentration policy to investments in repurchase agreements collateralized by obligations issued or guaranteed by U.S. government, its agencies or instrumentalities.

Response: The Registrant will remove the exception for repurchase agreements from the concentration policy.

22.	Comment: In the “Disclosure of Portfolio Holdings” section of each SAI, the last sentence of the first paragraph, clarify that the Fund may choose to make available holdings sooner than thirty days on its website to ensure that all shareholders have equal access to this information.

Response: The Registrant will revise the disclosure as requested.

23.	Comment: In the “Disclosure of Portfolio Holdings” section of each SAI, explain how understandings or expectations between the parties that portfolio holdings information will be kept confidential meets the requirements that such information is kept confidential.

Response: The Registrant will delete the referenced sentence from each SAI.

24.	Comment: Please add to the cover page of each SAI that the Fund’s audited financial statements and financial highlights appearing in the most recent annual report are incorporated by reference into the SAI pursuant to Item 14(a)(3)(iii) of Form N-1A.

Response: The Registrant will add the requested disclosure.

25.	Comment: Please consider whether active and frequent trading is a principal investment strategy of the Domestic Fund given its 44% portfolio turnover rate in 2014.

Response: The Registrant believes that disclosing as a principal investment strategy that the Domestic Fund may engage in active and frequent trading to meet its investment objectives is accurate because the Domestic Fund’s portfolio turnover over certain periods, including the most recent fiscal year, has exceeded 100%.

26.	Comment: Based on a review of the Annual Report to Shareholders for the fiscal year ended November 30, 2015, both Funds experienced significant variation in portfolio turnover between 2014 and 2015. Please include the reason for this significant variation in the Portfolio Turnover section of each SAI.

Response: The Registrant will add the requested disclosure.

The revised disclosures will be contained in Registrant’s Post-Effective Amendment No. 24 to the Registrant’s registration statement to be filed under Rule 485(b) of the Securities Act of 1933, as amended, on or before the effective date of the Post-Effective Amendment and the revised disclosure pertaining the comments on the Funds’ financial statements will be included in the Registrant’s financial statements going forward.

In connection with responding to comments from the Commission, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara